Exhibit 5
May 15, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Sir or Madam:
     This opinion is given in connection with the Registration Statement on Form S-8 filed by WGL Holdings, Inc. (the “Company”) with the Securities and Exchange Commission for registration under the Securities Act of 1933, as amended, of 1,700,000 shares of Common Stock (the “Shares”) pursuant to the WGL Holdings, Inc. Omnibus Incentive Compensation Plan (the “Plan”).
     Based upon my review and knowledge of applicable regulatory and corporate action authorizing issuance of the Shares in the Plan it is my opinion that:
(1)	The Company is duly organized and validly existing under the laws of Virginia;

(2)	The Shares in the Plan will, when issued pursuant to the Plan, be legally issued, fully paid and non-assessable.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Sincerely,
/s/ Beverly J. Burke
Vice President and General Counsel